UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Debentures issue by Oi Móvel

Oi S.A. - In Judicial Reorganization (“Oi” or the “Company”), in compliance with article 157, Paragraph 4, of Law No. 6,404/76 and the provisions of CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that its subsidiary Oi Móvel S.A. - In Judicial Reorganization (“Oi Móvel”) executed a deed for the issue (the “Issue”) of a single series of non-convertible secured in rem debentures with additional personal guarantee in a private placement in a total amount of up to R$ 2,500,000,000.00 (the “Debentures”).

Pursuant to the Company’s and Oi Móvel’s competent corporate resolutions, the Issue and Debentures have as main characteristics:

(i)                 Maturity and Maturity Date: 24 (twenty-four) months, counted from the issue date, except in the event of an early redemption or early maturity of the Debentures as provided for in the Debenture Deed;

(ii)               Remuneration: U.S. dollar fluctuation plus interest  of (i) 12.66% (twelve point sixty-six per cent) per year (PIK) during the first twelve months after the first payment; and (ii) 13.61% (thirteen point sixty-one per cent) per year onwards; and

(iii)             Guarantees: the Debentures are secured in rem and with personal guarantees provided by Oi Móvel, the Company and its subsidiary Telemar Norte Leste S.A. – In Judicial Reorganization.

The Issue was approved on the basis of the provisions of Clause 5.3 of the Oi Companies’ Judicial Reorganization Plan, and is considered a financing not subject to bankruptcy rules (extraconcursal), in the category of Debtor in Possession Financing (DIP Financing).

The Company will keep its shareholders and the market informed of the development of the subject matter of this Material Fact.

Rio de Janeiro, December 23, 2019.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Director

This Material Fact shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Debentures in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Debentures have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer